Invesco Actively Managed Exchange-Traded Fund Trust

3500 Lacey Road, Suite 700

Downers Grove, IL 60515

June 27, 2018

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Invesco Actively Managed Exchange-Traded Fund Trust—Request for Withdrawal of Certain Post-Effective Amendments to the Trust’s Registration Statement

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Invesco Actively Managed Exchange-Traded Fund Trust (the “Trust”) hereby requests withdrawal of the following Post-Effective Amendments (the “Amendments”) to the Trust’s Registration Statement filed on Form N-1A (File Nos. 333-147622 and 811-22148) relating to Invesco Government Collateral Pledge ETF (formerly, PowerShares Government Collateral Pledge Portfolio), a series of the Trust (the “Fund”):

Post-Effective Amendment No.	Filing Date	Accession Number
244	May 20, 2016	0001193125-16-597656
252	July 11, 2016	0001193125-16-645596
258	August 11, 2016	0001193125-16-678277
264	September 8, 2016	0001193125-16-704926
265	September 16, 2016	0001193125-16-711760
266	September 23, 2016	0001193125-16-717987
270	September 30, 2016	0001193125-16-726894
271	October 7, 2016	0001193125-16-733585
272	October 14, 2016	0001193125-16-738402
273	October 21, 2016	0001193125-16-743464
277	October 28, 2016	0001193125-16-750944
278	November 4, 2016	0001193125-16-759746
279	November 10, 2016	0001193125-16-765453
280	November 18, 2016	0001193125-16-771812
284	December 2, 2016	0001193125-16-783404
289	December 29, 2016	0001193125-16-806449
293	January 27, 2017	0001193125-17-021018
299	February 24, 2017	0001193125-17-055642
305	March 24, 2017	0001193125-17-094900
309	April 21, 2017	0001193125-17-132033
313	May 19, 2017	0001193125-17-176125
317	June 16, 2017	0001193125-17-205452
321	July 14, 2017	0001193125-17-228266
325	August 11, 2017	0001193125-17-255502
329	September 8, 2017	0001193125-17-280109
333	October 6, 2017	0001193125-17-305280
338	November 3, 2017	0001193125-17-332178
342	December 1, 2017	0001193125-17-358580
346	December 29, 2017	0001193125-17-382713
351	January 26, 2018	0001193125-18-021089
356	February 23, 2018	0001193125-18-055337

363	March 23, 2018	0001193125-18-093297
369	April 20, 2018	0001193125-18-124077
374	May 18, 2018	0001193125-18-167362
378	June 15, 2018	0001193125-18-194303

The Trust is making this application for withdrawal of the Amendments because it has determined not to proceed with the registration of the Fund. No securities have been issued or sold in connection with the Amendments. If you have any questions, please contact Mark Greer at (312) 964-3505. Thank you.

Very truly yours,

Invesco Actively Managed Exchange-Traded Fund Trust

By:	/s/ Anna Paglia
Anna Paglia
Secretary